Exhibit 99.3
Responsibility for Financial Reporting
To the Shareholders of Denison Mines Corp.,
The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with Canadian generally accepted accounting principles for review by the Audit Committee and approval by the Board of Directors.
The preparation of financial statements requires the selection of appropriate accounting policies in accordance with generally accepted accounting principles and the use of estimates and judgments by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists. The Company’s management is also responsible for maintaining systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide assurance that the financial information is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Company’s management believes that such systems are operating effectively and has relied on these systems of internal control in preparing these financial statements.
PricewaterhouseCoopers LLP, Chartered Accountants, are independent external auditors appointed by the shareholders to issue a report regarding the consolidated financial statements of the Company. PricewaterhouseCoopers’ audit report outlines the extent and nature of their examination and expresses their opinion on the consolidated financial statements.
The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee, which is appointed annually and consists of three Directors, none of whom are members of management.
The Audit Committee meets at least four times per year with management, together with the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The independent external auditors have full access to the Audit Committee with and without management present. The Committee, among other things, reviews matters related to the quality of internal control, audit and financial reporting issues. The Audit Committee reviews the consolidated financial statements and the independent auditors’ report, as well as any public disclosure document that contains financial information, and reports its findings to the Board of Directors, prior to the Board approving such information for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the Company’s independent auditors.

E. Peter Farmer	James R. Anderson
Chief Executive Officer	Executive Vice-President and Chief Financial Officer
March 13, 2007

Auditors’ Report
To The Shareholders of Denison Mines Corp.,
We have audited the consolidated balance sheets of Denison Mines Corp. as at December 31, 2006 and September 30, 2005 and the consolidated statements of operations and deficit and cash flows for the fifteen month period ended December 31, 2006 and the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and September 30, 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, September 30, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.
“PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, BC, Canada
March 13, 2007
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the change described in note 3 to the financial statements. Our report to the shareholders dated March 13, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
“PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, BC, Canada
March 13, 2007

DENISON MINES CORP.
(formerly “International Uranium Corporation”)
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

		Restated (Note 3)
	December 31,	September 30,
	2006	2005

ASSETS
Current
Cash and equivalents	$69,127	$6,111
Trade and other receivables	8,964	566
Note receivable (Note 13)	9,439	—
Inventories (Note 5)	21,553	3,324
Prepaid expenses and other	786	125

	109,869	10,126

Long-term investments (Notes 3 & 6)	16,600	3,814
Property, plant and equipment, net (Notes 3 & 7)	403,571	6,767
Restricted investments (Note 8)	15,623	12,882
Goodwill and other intangibles (Notes 4 & 9)	113,685	625

	$659,348	$34,214

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,737	$2,092
Deferred revenue	3,839	3,773
Current portion of long-term liabilities:
Post-employment benefits (Note 10)	343	—
Reclamation and remediation obligations (Note 11)	524	—
Other long-term liabilities (Note 12)	4,683	17

	16,126	5,882

Provision for post-employment benefits (Note 10)	3,628	—
Reclamation and remediation obligations (Note 11)	17,923	12,935
Other long-term liabilities (Note 12)	9,489	119
Future income tax liability (Note 18)	92,204	390

	139,370	19,326

SHAREHOLDERS’ EQUITY
Share capital (Note 14)
Authorized: Unlimited number of common shares without par value Issued and outstanding: 178,142,682 shares (September 30, 2005: 81,569,066 shares)	548,069	58,165
Share purchase warrants (Note 15)	11,733	—
Contributed surplus (Notes 16 & 17)	30,752	1,803
Deficit	(62,078)	(45,080)
Cumulative translation adjustment	(8,498)	—

	519,978	14,888

	$659,348	$34,214

Contingent liabilities and commitments (Note 22)
On Behalf of the Board of Directors:

“E. Peter Farmer”	“Catherine J. G. Stefan”

Director	Director
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
(formerly “International Uranium Corporation”)
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except for per share amounts)

	Fifteen Months	Restated (Note 3)	Restated (Note 3)
	Ended	Year Ended	Year Ended
	December 31,	September 30,	September 30,
	2006	2005	2004

REVENUES	$9,722	$131	$2,424

EXPENSES

Operating expenses	7,023	2,542	3,177
Sales royalties and capital taxes	420	—	—
Mineral property exploration	14,790	8,108	2,540
General and administrative	11,379	4,537	3,443
Write-down of mineral properties (Note 7)	204	1,761	—

	33,816	16,948	9,160

Loss from operations	(24,094)	(16,817)	(6,736)
Net other income (Note 19)	7,399	5,757	1,691

Loss for the period before taxes	(16,695)	(11,060)	(5,045)

Income tax recovery (expense):
Current	—	—	—
Future	(303)	(390)	—

Net loss for the period	$(16,998)	$(11,450)	$(5,045)

Deficit, beginning of period	$(45,080)	$(32,856)	$(27,811)

Retrospective effect of change in accounting policy for stock-based compensation expense (Note 3)	—	(774)	—

Deficit, beginning of period as restated	(45,080)	(33,630)	(27,811)

Deficit, end of period	$(62,078)	$(45,080)	$(32,856)

Loss per share:
Basic and diluted	$(0.18)	$(0.14)	$(0.07)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	94,238	80,575	76,307

See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
(formerly “International Uranium Corporation”)
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Fifteen Months	Restated (Note 3)	Restated (Note 3)
	Ended	Year Ended	Year Ended
	December 31,	September 30,	September 30,
CASH PROVIDED BY (USED IN):	2006	2005	2004

OPERATING ACTIVITIES
Net loss for the period	$(16,998)	$(11,450)	$(5,045)
Items not affecting cash:
Amortization, depreciation and depletion	850	549	543
Stock-based compensation	6,203	1,180	225
Write-down of mineral properties	204	1,761	—
Gain on timing and estimate revision of asset retirement obligations	(3,065)	—	—
Net loss (gain) on sale of assets	273	(2,976)	(59)
Equity in loss of Fortress Minerals Corp.	4,003	1,493	—
Dilution gain	(7,167)	(2,098)	(549)
Minority interest	—	(917)	(346)
Change in future income taxes	304	390	—
Net change in non-cash working capital items (Note 21)	(12,101)	(124)	1,862

Net cash used in operating activities	(27,494)	(12,192)	(3,369)

INVESTING ACTIVITIES
Acquisition of Denison Mines Inc., cash and equivalents acquired, net of acquisition costs	60,219	—	—
Purchase of portfolio investments	(634)	(1,259)	(892)
Net proceeds from Fortress	—	274	977
Subscription for Fortress common shares	(1,524)	—	1,209
Expenditures on property, plant and equipment	(11,253)	(2,405)	(2,144)
Proceeds from sale of short-term investments	—	4,029	—
Proceeds from sale of land and equipment	—	100	64
Increase in restricted investments	(1,056)	(458)	(380)

Net cash provided by (used in) investing activities	45,752	281	(1,166)

FINANCING ACTIVITIES
Decrease in other long-term liabilities	(21)	(15)	(14)
Issuance of common shares for:
Private placements	42,526	5,574	12,409
Exercise of stock options and warrants	3,330	418	546

Net cash provided by financing activities	45,835	5,977	12,941

Foreign exchange effect on cash and equivalents	(1,077)	—	—

Net increase (decrease) in cash and equivalents	63,016	(5,934)	8,406
Cash and equivalents, beginning of period	6,111	12,045	3,639

Cash and equivalents, end of period	$69,127	$6,111	$12,045

Supplemental cash flow information (Note 21)
See accompanying notes to the consolidated financial statements

DENISON MINES CORP.
(formerly “International Uranium Corporation”)
Notes to the Consolidated Financial Statements
Fifteen Months Ended December 31, 2006
(Expressed in U.S. dollars, unless otherwise noted)
1.	NATURE OF OPERATIONS AND CHANGE OF YEAR END

Denison Mines Corp. (formerly “International Uranium Corporation”) is incorporated under the Business Corporations Act (Ontario) (“OBCA”). Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing, selling and reclamation. The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. The Company has interests in a number of nearby mines at both locations, as well as interests in development and exploration projects located in Canada, the United States and Mongolia, principally through joint ventures. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced. The Company is also in the business of recycling uranium bearing waste materials, referred to as “alternate feed materials”. The Company is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in U3O8 and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives various fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

In August 2006, the Company changed its fiscal year end from September 30 to December 31 to align its reporting periods with that of its peers in the uranium industry. The Company has elected to use a 15-month period ending December 31, 2006 for its audited consolidated financial statements as permitted under Canadian securities regulation. References to “2006”, “2005” and “2004” refer to the 15-month period ended December 31, 2006 and the years ended September 30, 2005 and September 30, 2004, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in U.S. dollars, unless otherwise stated, in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All adjustments considered necessary by management for fair presentation have been included in these financial statements. Differences between Canadian GAAP and those generally accepted accounting principles and practices in the United States (“U.S. GAAP”) that would have a significant impact on these financial statements are disclosed in Note 26.

The principal accounting policies and practices under Canadian GAAP followed by the Company in the preparation of these financial statements are summarized below:
(a)	Principles of Consolidation

These consolidated financial statements include the accounts of Denison Mines Corp. (formerly “International Uranium Corporation”), its subsidiaries and its share of assets, liabilities, revenues and expenses of jointly-controlled companies and unincorporated ventures proportionate to the Company’s percentage ownership or participating interest. All significant intercompany balances and transactions have been eliminated on consolidation.

The Company’s subsidiaries include Denison Mines Inc., Denison Mines Holdings Corp. (formerly “International Uranium Holdings Corporation”), International Uranium (Bermuda I) Ltd and the Gurvan Saihan Joint Venture. The Company exercises joint control over substantially all of its interests in jointly-controlled companies and unincorporated joint ventures through agreements which require that material changes to the operating, investing and financing policies of such company or venture be approved by a percentage of the participating interest sufficiently high enough to prevent any one participant from exercising unilateral control.

These financial statements also include the accounts of Fortress Minerals Corp. on a consolidated basis for the periods from June 23, 2004 to September 30, 2004 and from October 1, 2004 to April 29, 2005. For the period from April 30, 2005 to September 30, 2005 and for the fifteen month period ended December 31, 2006, the equity method has been applied.

The following table sets forth the Company’s ownership of its significant mining interests as at December 31, 2006:

Ownership
Interest

Through majority owned subsidiaries
Arizona Strip	100.00%
Henry Mountains	100.00%
Colorado Plateau	100.00%
Sunday Mine	100.00%
Gurvan Saihan Joint Venture	70.00%

As interests in incorporated and unincorporated joint ventures
McClean Lake	22.50%
Midwest	25.17%
Mongolia — AREVA	25.00%
Moore Lake	75.00%
Waterfound	15.32%
Wheeler (1)	40.00%
Wolly (2)	—%

(1)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a further 20% ownership interest in the project by funding CDN$7,000,000 in exploration expenditures over the next 6 years. At December 31, 2006, the Company has incurred a total of CDN$5,906,000 towards this option.

(2)	In October 2004, the Company entered into an option agreement with its joint venture partners to earn a 22.5% ownership interest in the project by funding CDN$5,000,000 in exploration expenditures over the next six years. At December 31, 2006, the Company has incurred a total of CDN$1,283,000 towards this option.
Effective October 1, 2004, the Company prospectively adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15: Consolidation of Variable Interest Entities (“AcG 15”) which expands upon existing accounting guidance contained in CICA Handbook Section 1590: Subsidiaries (“Section 1590”) addressing the circumstances under which a company should consolidate another entity in its financial statements. The implementation of AcG 15 did not impact the Company’s consolidated financial statements.

(b)	Use of Estimates

The presentation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and related note disclosures. Although the Company regularly reviews the estimates and assumptions that affect these financial statements, actual results may be materially different. Significant estimates and assumptions made by management relate to the determination of economic lives, recoverability of and reclamation obligations for property, plant and equipment and the evaluation of post-employment benefits, future income taxes, contingent liabilities and stock-based compensation.

(c)	Foreign Currency Translation

As of December 1, 2006, the Company’s currency of measurement for its Canadian operations, including those acquired under the business combination with Denison Mines Inc., is the Canadian dollar. As the Company’s reporting currency is the U.S. dollar, the Company applies the current rate method for translation of the Company’s net investment in its Canadian operations. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the average rate in effect during the period. Translation gains and losses are recorded in the cumulative translation adjustment account under shareholders’ equity which will be recognized in the results of operations upon the substantial disposition, liquidation or closure of the investment that gave rise to such amounts.

Prior to December 1, 2006, the Company’s primary currency of measurement and reporting was the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the U.S. dollar were translated at the exchange rate in effect at the transaction date. Revenues and expenses denominated in currencies other than the U.S. dollar were translated at the average rate in effect during the period, with the exception of depreciation and amortization which were translated at historical rates. Translation gains and losses were recorded in the results of operations for the period.

(d)	Income Taxes

Income taxes are accounted for using the liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases using enacted or substantively enacted tax rates expected to apply to taxable income during the years in which the differences are expected to be recovered or settled. The recognition of future income tax assets such as tax losses available for carry forward are limited to the amount that is “more likely than not” to be realized. The Canadian federal large corporation tax on capital is included in the provision for income taxes.

(e)	Flow-Through Common Shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the tax benefits of the eligible exploration expenditures incurred under this arrangement are renounced to the subscribers. In accordance with Emerging Issues Committee (“EIC”) Abstract No. 146: Flow-Through Shares applicable for flow-through financings initiated after March 19, 2004, the foregone tax benefits to the Company are recognized by reducing the proceeds received from these financings by the tax effects of the renunciation to the subscribers.

(f)	Cash and Equivalents

Cash and equivalents consist of cash on deposit and highly-liquid, short-term money market instruments which, on acquisition, have terms to maturity of three months or less. Cash and equivalents which are subject to restrictions that prevent its use for current purposes are classified as restricted investments.

(g)	Inventories

Expenditures, including depreciation, depletion and amortization of assets, incurred in the mining and processing activities that will result in future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average cost or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred (including overburden removal and in-pit stripping costs) and removed from the stockpile based upon the average cost per ton or tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile as well as production costs incurred to convert the ore into a saleable product. Conversion costs typically include labor, chemical reagents and certain mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.

Mine and mill supplies are valued at the lower of average cost and replacement cost.

(h)	Long-Term Investments

Portfolio investments over which the Company does not exercise significant influence are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are charged to the results of operations.

Investments in affiliates over which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or losses, reduced by dividends and distributions received.

(i)	Property, Plant and Equipment

Plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation. Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over a useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense.

Mining Property Acquisition, Exploration and Development Costs

Mineral property costs include acquisition costs relating to acquired mineral use rights and are capitalized.

Expenditures are expensed as incurred on mineral properties not sufficiently advanced as to identify their development potential. At the point in time that a mineral property is considered to be sufficiently advanced and development potential is identified, all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include further exploration, costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Impairment of Long-Lived Assets

The Company applies CICA Handbook Section 3063: Impairment of Long-Lived Assets which provides standards for the recognition, measurement and disclosure of impairment of long-lived assets including property, plant and equipment.

Long-lived assets are assessed by management for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value and is charged to the results of operations. Fair value represents future undiscounted cash flows from an area of interest, including estimates of selling price and costs to develop and extract the mining asset.

(j)	Asset Retirement Obligations

The Company applies CICA Handbook Section 3110: Asset Retirement Obligations which provides standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.

Asset retirement obligations, any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, if a reasonable estimate of fair value can be determined. These obligations are measured initially at fair value and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows are immediately recognized as an increase or decrease in the carrying amounts of the liability and related assets. These costs are amortized to the results of operations over the life of the asset.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(k)	Goodwill and Other Intangibles

Business combinations are accounted for under the purchase method of accounting whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over the fair value is recorded as goodwill. The Company evaluates the carrying amount of goodwill at least annually to determine whether events or changes in circumstances indicate that such carrying amount may no longer be recoverable. Any impairment as determined in accordance with CICA Handbook Section 3062: Goodwill and Other Intangible Assets is charged to operations.

(l)	Post-Employment Benefits

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired on immediate pension from active service prior to 1997. The estimated cost of providing these benefits was actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group.

(m)	Fair Values

The carrying amounts for cash and equivalents, trade and other receivables, notes receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments. The fair value of other long-term liabilities approximates book value unless otherwise disclosed. Fair value estimates are made at the balance sheet date, based on relevant market data.

(n)	Revenue Recognition

Revenue from the sale of uranium concentrate to utility customers is recognized when title to the product passes to the customer and delivery is effected by book transfer. Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.

Revenue on decommissioning contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred. Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees earned from UPC are recognized as earned on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC is recognized on the date when title passes to UPC.

Revenues are recognized only to the extent they are reasonably considered to be collectible.

(o)	Stock-Based Compensation

Effective October 1, 2004, the Company retrospectively adopted, without restatement, the amended standards of CICA Handbook Section 3870: Stock-Based Compensation and Other Stock-Based Payments (“Section 3870”) which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Section 3870 requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. The fair value of stock options granted is recognized on a straight-line basis over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(p)	Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The Company follows the “treasury stock” method in the calculation of diluted earnings per share. Under this method, the calculation of diluted earnings per share assumes that the proceeds to be received from the exercise of “in the money” stock options and warrants are applied to repurchase common shares at the average market price for the period. The calculation of diluted loss per share does not make this assumption as the result would be anti-dilutive.

(q)	New Accounting Standards

CICA Handbook Section 1530: Comprehensive Income, effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3251: Equity, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 3855: Financial Instruments — Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement. At December 31, 2006, the Company had certain long-term investments that would be classified as available-for-sale securities under this new standard, and any unrealized gains and losses would be included in comprehensive income.
CICA Handbook Section 1506: Accounting Changes (“CICA 1506”) effective for fiscal years beginning on or after January 1, 2007 establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.
The Company will be required to adopt the above new accounting pronouncements for its fiscal period beginning January 1, 2007.
3.	CHANGE IN ACCOUNTING POLICIES
(a)	Exploration Expenditures

In 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP, provided that these exploration expenditures have the characteristics of property, plant and equipment and that capitalization is appropriate under the circumstances.

The primary purpose of this change in accounting policy is to align the accounting treatment of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential, with those of the Company’s producing peers in the resource industry.

The Company has adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. This change has also been applied to the Company’s recognition of its investment in Fortress Minerals Corp.

Results for the 2005 and 2004 periods have been restated to reflect this change in accounting policy. The following table summarizes the effects of this change in accounting policy:

	As Previously
(in thousands)	Reported	Adjustment	As Restated

Balance Sheet at September 30, 2005:
Long-term investments	$4,938	$(1,124)	$3,814
Property, plant & equipment	16,631	(9,864)	6,767
Future income tax liability	1,461	(1,071)	390
Share capital	56,146	2,019	58,165
Deficit	(33,144)	(11,936)	(45,080)

2005 Statement of Operations and Deficit
Mineral property exploration	98	8,010	8,108
Write-down of mineral properties	1,870	(109)	1,761
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Income tax expense	27	363	390
Net loss for the year	(2,372)	(9,078)	(11,450)

2004 Statement of Operations and Deficit
Mineral property exploration	55	2,485	2,540
Minority interest	134	212	346
Income tax expense (recovery)	(585)	585	—
Net loss for the year	(2,187)	(2,858)	(5,045)

2005 Statement of Cash Flows
Stock-based compensation	948	232	1,180
Write-down of mineral properties	1,870	(109)	1,761
Change in future income taxes	27	363	390
Equity in loss of Fortress Minerals Corp.	679	814	1,493
Net cash used in operating activities	(4,414)	(7,778)	(12,192)
Expenditures on mineral properties	(9,265)	7,778	(1,487)
Net cash provided by (used in) investing activities	(7,497)	7,778	281

2004 Statement of Cash Flows
Minority interest	(134)	(212)	(346)
Change in future income taxes	(585)	585	—
Net cash used in operating activities	(884)	(2,485)	(3,369)
Expenditures on mineral properties	(4,187)	2,485	(1,702)
Net cash used in investing activities	(4,860)	2,485	(2,375)

(b)	Stock-Based Compensation

Effective October 1, 2004, the Company adopted the amended standards of CICA Handbook Section 3870 which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It requires a fair value-based method of accounting for stock options granted to employees, including directors, and to non-employees. Prior to October 1, 2004, the application of the fair value-method of accounting was limited to stock options granted to non-employees. The intrinsic value-based method of accounting was applied to stock options granted to employees which did not result in additional stock-based compensation expense as the exercise price was equal to the market price on the grant date. Pro forma disclosure of net income (loss) and earnings (loss) per share had the fair value-method been applied to stock options granted to employees was required.

The Company has adopted the amendments to CICA Handbook Section 3870 on a retrospective basis without restatement of periods prior to October 1, 2004. As a result, a cumulative adjustment of $774,000 to opening deficit effective October 1, 2004 has been reported separately on the consolidated statements of deficit. This adjustment represents the fair value of stock options granted to employees of $738,000 during 2004 and $36,000 during 2003.

4. BUSINESS COMBINATION AND NAME CHANGE
Effective December 1, 2006, International Uranium Corporation (“IUC”) completed the acquisition of Denison Mines Inc. (“DMI”) pursuant to the terms of an arrangement agreement dated September 18, 2006, as amended and restated on October 16, 2006 (the “Arrangement”). Under the Arrangement, IUC and DMI entered into a business combination by way of a plan of arrangement whereby IUC acquired all of the issued and outstanding shares of DMI in a share exchange at a ratio of 2.88 common shares of IUC for each common share of DMI. Immediately thereafter, the pre-Arrangement shareholders of IUC and DMI each owned 50.2% and 49.8%, respectively, of the Company with 177,648,226 common shares issued and outstanding, excluding the effects of outstanding stock options and share purchase warrants.
Concurrent with the Arrangement, the Company changed its name from International Uranium Corporation to Denison Mines Corp.
DMI was formed by arrangement under the OBCA and, prior to the Arrangement, its common shares were publicly traded on the TSX under the symbol DEN. DMI is engaged in uranium mining and related activities and its assets include a 22.5% interest in the McClean Lake mill and nearby mines and an environmental services division which provides mine decommissioning and decommissioned site monitoring services for third parties.
The purchase price calculation for the Arrangement is summarized below (in thousands, except for per share amounts):

DMI common shares outstanding	30,552
Exchange ratio	2.88

Common shares of IUC issued to DMI shareholders	87,991
Fair value per share of each IUC common share issued, in CAD$	$5.74

Fair value of common shares issued by the Company, in CAD$	$505,069
Canadian/U.S. dollar exchange rate	1.1449

Fair value of common shares issued by the Company	$441,147
Fair value of DMI share purchase warrants assumed by the Company (Note 15)	11,744
Fair value of DMI stock options assumed by the Company (Note 16)	25,635
Direct acquisition costs incurred by the Company	3,414

Purchase price	$481,940

The fair value per share of each IUC common share represents the weighted-average closing price of the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. The calculation of the fair value of stock options assumed by the Company to replace those of DMI was determined using the Black-Scholes option pricing model. The calculation of the fair value of the share purchase warrants assumed by the Company to replace those of DMI was based on the weighted-average closing price of each warrant series for the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006. Each DMI stock option and warrant will provide the holder the right to acquire a common share of the Company when presented for exercise adjusted by the exchange ratio above.

The allocation of the purchase price is based on management’s preliminary estimate of the fair values after giving effect to the Arrangement as summarized below:

DMI
Fair Value
December 1,
(in thousands)	2006

Cash and equivalents	$63,634
Other current assets	25,067
Long-term investments	7,596
Property, plant and equipment	395,752
Restricted investments	1,990
Goodwill and other intangibles	115,163

Total assets	609,202

Current liabilities	12,977
Provision for post-employment benefits	3,692
Reclamation and remediation obligations	7,888
Other long-term liabilities	9,553
Future income tax liability	93,152

Total liabilities	127,262

Net assets purchased	$481,940

The Arrangement has been accounted for under the purchase method with IUC as the acquirer for accounting purposes. In making this determination, management considered the relative shareholdings of the combined company, the premium paid by IUC to acquire DMI and the composition of the board of directors and the executive management team.
DMI’s assets and liabilities were measured at their individual fair values as of December 1, 2006. In arriving at these preliminary fair values, management has made assumptions, estimates and assessments at the time these financial statements were prepared. The company has engaged independent valuators to assist in the determination of the fair values of the significant assets and liabilities acquired. The future income tax liability as a result of these fair value adjustments has been estimated based on a statutory income tax rate of 31%.
5. INVENTORIES
The inventories balance consists of:

	December 31,	September 30,
(in thousands)	2006	2005

Uranium and vanadium concentrates	$9,758	$2,042
Inventory of ore in stockpiles	8,817	—
Mine and mill supplies	2,978	1,282

	$21,553	$3,324

6. LONG-TERM INVESTMENTS
The long-term investments balance consists of:

		Restated (Note 3)
	December 31,	September 30,
	2006	2005

Portfolio investments	$10,249	$2,152
Investments in affiliates
Fortress Minerals Corp.	6,351	1,662

	$16,600	$3,814

At December 31, 2006, portfolio investments consist of common shares of six publicly-traded companies acquired by the Company at a cost of $10,249,000 (September 30, 2005: $2,152,000), with an aggregate market value of $35,257,000 (September 30, 2005: $7,106,000). During 2006, the Company acquired additional equity interests at a cost of $634,000 through the exercise of share purchase warrants. At December 31, 2006, the Company held share purchase warrants to acquire additional equity interests in one of the companies for a total subscription price of $173,000 (CDN$202,000).
At December 31, 2006, the Company held 30,598,750 common shares (September 30, 2005: 28,732,500 common shares) of Fortress Minerals Corp. (“Fortress”), representing 36.15% (September 30, 2005: 44.39%) of its issued and outstanding common shares. During the fifteen months ended December 31, 2006, the Company participated in private placements to purchase 1,866,250 common shares of Fortress at a total cost of $1,524,000 (CDN$1,745,000). Through this investment, the Company is deemed to have significant influence over Fortress for accounting purposes. Accordingly, the Company applies the equity method to account for its investment in Fortress resulting in the recognition of a dilution gain of $7,167,000 (2005: $2,098,000), offset by a loss in equity in Fortress of $4,003,000 (2005: $1,493,000).
7. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of:

		Restated (Note 3)
	December 31,	September 30,
(in thousands)	2006	2005

Cost, net of write-downs
Mill infrastructure, mines and equipment	$216,686	$9,253
Development and exploration properties	193,778	3,549
Environmental services and other	1,126	—

	411,590	12,802

Accumulated depreciation and amortization
Mill infrastructure, mines and equipment	7,997	6,035
Development and exploration properties	—	—
Environmental services and other	22	—

	8,019	6,035

Property, plant and equipment, net	$403,571	$6,767

Net book value
Mill infrastructure, mines and equipment	$208,689	$3,218
Development and exploration properties	193,778	3,549
Environmental services and other	1,104	—

	$403,571	$6,767

Mill Infrastructure, Mines and Equipment
The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. During 2006, the Company commenced mining activities through the re-opening of some of its U.S. mines in Colorado and Utah which had been shut down since 1999. Mined ore from these mines will be processed at the White Mesa mill.
The Company has a 22.5% interest in the McClean Lake mill and mines located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill achieved commercial production levels on November 1, 1999 and has been constructed to process ore from the McClean Lake mine as well as other deposits in the area. A toll milling agreement has been signed with the participants in the Cigar Lake joint venture that provides for the processing of a substantial portion of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill will receive a toll milling fee and other benefits. In determining the amortization rate for the McClean Lake mill, the amount to be amortized has been adjusted to reflect Denison’s expected share of future toll milling revenue.

Development and Exploration Properties
The Company has a 25.17% interest in the Midwest project located in the Athabasca Basin of Saskatchewan, Canada.
The Company has a 75% interest in the Moore Lake Property located in the Athabasca Basin of Saskatchewan, subject to a 2.5% net smelter return royalty.
The Company has a 70% interest in and is the managing partner of the Gurvan Saihan Joint Venture in Mongolia. The results of the Gurvan Saihan Joint Venture have been included in these financial statements on a consolidated basis since the Company exercises control.
The Company has various interests in development and exploration projects located in Canada, the U.S. and Mongolia which are held directly or through option or joint venture agreements.
During 2006, the Company recorded a write-down of mineral property acquisition costs totaling $204,000 relating to certain of its Mongolian uranium properties due to exploration program results that did not warrant further work. Many of these properties were grass roots exploration prospects licensed in 2004 on the basis of favorable geology and radiometric anomalies. The properties were aggressively explored in 2005 and 2006. During 2005, the Company recorded a write-down of mineral property acquisition costs of $1,761,000 relating to a decision by Fortress not to pursue its option on the Shiveen Gol Property, a precious/base metal property located in Mongolia.
Environmental Services and Other
The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.
The Company has a 50% interest in a joint venture with Nuclear Fuel Services, Inc. (“NFS”) (the “Urizon” joint venture) to pursue an alternate feed program for the White Mesa mill. NFS contributed its technology license to the joint venture while the Company contributed $1,500,000 in cash together with its technology license. The accounts of Urizon have been included in the Company’s consolidated financial statements on a proportionate consolidation basis. The joint venture has no cash flows arising from investing or financing activities.
8. RESTRICTED INVESTMENTS
The Company has certain restricted investments deposited to collateralize its reclamation and certain other obligations. The restricted investments balance consists of:

	December 31,	September 30,
(in thousands)	2006	2005

U.S. mill and mine reclamation	$13,667	$12,882
Elliot Lake reclamation trust fund	1,541	—
Letter of credit collateral	415	—

	$15,623	$12,882

U.S. Mill and Mine Reclamation
The Company has cash and cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah and the applicable state regulatory agencies in Colorado and Arizona for estimated reclamation costs associated with the White Mesa mill and U.S. mining properties.
Elliot Lake Reclamation Trust Fund
The Company has the obligations to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective September 30, 1994 (“Agreement”) with the Governments of Canada and Ontario. The Agreement requires the Company to deposit 90% of cash flow, after deducting permitted expenses, into the Reclamation Trust Fund. A subsequent amendment to the Agreement provides for the suspension of this obligation to deposit 90% of cash flow into the Reclamation Trust Fund, provided funds are maintained in the Reclamation Trust Fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this Reclamation Trust Fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

Letter of Credit Collateral
As at December 31, 2006, the Company had $415,000 of cash and cash equivalents restricted as collateral for certain letters of credit associated with performance obligations under a completed contract of its environmental services division. This obligation is expected to end in April 2007.
9. GOODWILL AND OTHER INTANGIBLES
A continuity summary of goodwill is presented below:

	December 31,	September 30,
(in thousands)	2006	2005

Goodwill, beginning of period	$—	$—

Acquisition related additions	104,682	—
Foreign exchange	(1,841)	—

Goodwill, end of period	$102,841	$—

Goodwill, by business unit:
McClean and Midwest joint ventures	$102,841	$—

The Company’s acquisition of DMI was accounted for using the purchase price method. The excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill. Under GAAP, goodwill is not amortized and is allocated to business units and tested annually for impairment, at a minimum. The goodwill has been allocated to the McClean and Midwest joint ventures.
A continuity summary of other intangibles is presented below:

	December 31,	September 30,
(in thousands)	2006	2005

Other intangibles, beginning of period	$625	$688

Acquisition related additions	10,481	—
Amortization	(78)	(63)
Foreign exchange	(184)	—

Other intangibles, end of period	$10,844	$625

Other intangibles, by item:
UPC management contract	10,297	—
Urizon technology licenses	547	625

	$10,844	$625

The UPC management contract is associated with the acquisition of Denison Mines Inc. (see note 4). The fair value was determined using a discounted cash flow approach after taking into account an appropriate discount rate. The contract is being amortized over an estimated useful life of approximately 13 years.
The Urizon intangible asset consists of technology licenses held in the Company’s Urizon Joint Venture. This license is being amortized over an estimated useful life of 12 years and represents the Company’s 50% interest in Urizon’s technology licenses.
10. POST-EMPLOYMENT BENEFITS
The Company provides post employment benefits for former Canadian employees who retired on immediate pension prior to 1993. The post employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies but does not include pensions. No post employment benefits are provided to employees outside the employee group referenced above. The post employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2005. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the valuation are listed below.

Discount rate	5.25%
Initial medical cost growth rate per annum	12.00%
Medical cost growth rate per annum decline to	6.00%
Year in which medical cost growth rate reaches its final level	2011
Dental cost growth rate per annum	4.00%

A continuity summary of post-employment benefits is presented below:

	December 31,	September 30,
(in thousands)	2006	2005

Liability, beginning of period	$—	$—

Acquisition related additions	4,041	—
Benefits paid	(16)	—
Interest cost	16	—
Foreign exchange	(70)	—

Liability, end of period	3,971	$—

Post-employment benefits liability by duration:
Current	343	$—
Non-current	3,628	—

	$3,971	$—

11. RECLAMATION AND REMEDIATION OBLIGATIONS
A continuity summary of reclamation and remediation obligations is presented below:

	December 31,	September 30,
(in thousands)	2006	2005

Reclamation obligations, beginning of period	$12,935	$12,604

Acquisition related additions	8,360
Accretion	50	—
Expenditures incurred	(39)	—
Liability adjustments	(2,712)	331
Foreign exchange	(147)	—

Reclamation obligations, end of period	$18,447	$12,935

Site restoration liability by location:
U.S. Mill and Mines	$10,223	$12,935
Elliot Lake	6,956	—
McLean Lake and Midwest Joint Ventures	1,268	—

	$18,447	$12,935

Site restoration liability :
Current	$524	$—
Non-current	17,923	12,935

	$18,447	$12,935

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The current estimate for the White Mesa mill and U.S. mines are $8,194,000 and $2,029,000, respectively. The above accrual represents the company’s best estimate of the present value of future reclamation costs, discounted at 7.5%.

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Company and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to decommissioning licenses issued by the Canadian Nuclear Safety Commission. The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 7.5%.

Spending on restoration activities at the Elliot Lake site are funded from monies in the Elliot Lake Reclamation Trust fund (Note 8).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the Canadian Nuclear Safety Commission. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 7.5%.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province. The Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment totalling CDN$8,064,000.

12.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consists of:

	December 31,	September 30,
(in thousands)	2006	2005

Long-term debt:
Capital lease obligations	$100	$100
Notes payable	85	36
Unamortized fair value of sales and toll milling contracts	13,987	—

	$14,172	$136

Other long-term liabilities:
Current	4,683	17
Non-current	9,489	119

	$14,172	$136

Line of Credit

A Canadian chartered bank has provided DMI with a credit facility pursuant to a credit agreement dated effective November 2, 2005. The credit facility is a revolving CDN$500,000 facility with a one year term (subject to renewals) collateralized by all present and future assets of DMI and its subsidiaries. Interest under the credit facility is incurred based on bankers acceptances plus 2% or the lender’s prime rate plus 1%. To date, the Company has not incurred any indebtedness under the facility.

13.	RELATED PARTY TRANSACTIONS

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); and e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

The Company is also a party to a temporary revolving credit facility agreement with UPC (not to exceed CDN$15,000,000). The current credit facility terminates on May 10, 2007 and is collateralized by the uranium investments of UPC. Interest under the credit facility is based upon Canadian bank prime plus 1%. Standby fees also apply at a rate of 1% of the committed facility amount. As at December 31, 2006, UPC had drawn CDN$11,000,000 under the facility.

The following transactions were incurred with UPC during 2006:

(in thousands)	2006 (1)

Fees earned from UPC included in revenue:
Management fees, including out-of-pocket expenses	$94
Commission fees on purchase and sale of uranium	336
Fees earned from UPC included in other income:
Loan interest under credit facility	57
Standby fee under credit facility	3

Total fees earned from UPC	$490

(1)	Reflects fees earned for the one month period of December 2006 only.
At December 31, 2006, accounts receivable includes $156,000 due from UPC with respect to the fees indicated above and notes receivable includes $9,439,000 with respect to the loan drawdown under the temporary credit facility.

During 2006, the Company had the following additional related party transactions:
a)	incurred legal fees of $292,000 (2005: $77,000) with a law firm of which a partner is a director of the Company;

b)	incurred management and administrative service fees of $237,000 (2005: $169,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver at a rate of CDN$18,000 per month plus expenses. At December 31, 2006, an amount of $100,000 (September 30, 2005: $70,000) was due to this company; and

c)	provided executive and administrative services to Fortress and charged an aggregate of $112,000 (2005: $21,000) for such services. At December 31, 2006, an amount of $31,000 (September 30, 2005: $29,000) was due from Fortress relating to this agreement.
14.	SHARE CAPITAL
a)	Authorized: Unlimited number of common shares without par value

b)	Issued and Outstanding:

	Number of	Restated (Note 3)
	Common Shares	Amount
	(in thousands)	(in thousands)

Balance at September 30, 2004	79,635	$50,891

Issued for cash:
Flow-through private placement, net of issue costs of $227,470 (c)	1,000	5,574
Exercise of stock options	787	418
Issued for mineral property acquisition (d)	147	907
Fair value of stock options exercised	—	375

	1,934	7,274

Balance at September 30, 2005	81,569	$58,165

Acquisition of Denison Mines Inc.	87,991	441,147
Issued for cash:
Private placement, net (c)	6,000	37,065
Flow-through private placement, net (c)	850	5,461
Exercise of stock options	1,727	3,305
Exercise of share purchase warrants	6	26
Fair value of stock options exercised	—	2,889
Fair value of share purchase warrants exercised	—	11

	96,574	489,904

Balance at December 31, 2006	178,143	$548,069

c)	Private Placements

In December 2005, the Company completed a private placement of 850,000 flow-through common shares at a price of CDN$7.75 per share for gross proceeds of $5,692,000 (CDN$6,587,500). Share issue costs comprised of related expenses and finders’ fees totaling $231,000 were incurred, resulting in net proceeds of $5,461,000 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006.

In October 2005, the Company completed a private placement of 6,000,000 common shares at a price of CDN$7.50 per share for gross proceeds of $38,011,000 (CDN$45,000,000). Share issue costs comprised of related expenses and finders’ fees totaling $946,000 were incurred, resulting in net proceeds of $37,065,000 from the private placement.

In March 2005, the Company completed a private placement of 1,000,000 flow-through common shares at a price of CDN$7.00 per share for gross proceeds of $5,802,000 (CDN$7,000,000). Share issue costs comprised of related expenses and finders’ fees totaling $227,000 were incurred, resulting in net proceeds of $5,575,000 from the private placement. These funds are restricted to eligible Canadian exploration expenditures and were renounced to the subscribers in February 2006.

d)	Mineral Property

In September 2005, the Company issued 147,000 common shares at a price of CDN$7.35 per share for a total value of $907,000 (CDN$1,080,000) as part of the acquisition of a U.S. uranium property. Subsequent to the 2006 year-end, an additional 103,000 shares were issued at a value of $950,000.

15.	SHARE PURCHASE WARRANTS

Effective December 1, 2006, the Company assumed the outstanding share purchase warrants of DMI as a result of the Arrangement. As of that date, DMI had outstanding share purchase warrants to purchase 1,099,051 and 2,225,000 common shares of DMI exercisable at prices of CDN$15.00 and CDN$30.00 per share, respectively. Each warrant assumed is exercisable for 2.88 shares of the Company. A continuity summary of the share purchase warrants of the Company is presented below:

	2006		2005
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN$)	Shares	(CDN$)

Balance outstanding, beginning of period	—	$—	—	$—

Share purchase warrants outstanding of Denison Mines Inc. as of the acquisition date, adjusted by 2.88 ratio	9,573,267	8.69	—	—
Exercised	(5,760)	5.21	—	—

Balance outstanding, end of period	9,567,507	$8.70	—	$—

Exercisable, end of period	9,567,507	$8.70	—	$—

A summary of the share purchase warrants of the Company outstanding and exercisable at December 31, 2006 is presented below:

	Exercise Price
Number of	per Share
Common Shares	(CDN $)	Expiry Date

3,159,507	$5.21	November 24, 2009
6,408,000	$10.42	March 1, 2011

9,567,507	$8.70

As of December 1, 2006, the fair value of these share purchase warrants assumed by the Company to replace those of DMI totaled $11,744,000 (CDN$13,445,000) which has been included the purchase price calculation for the Arrangement (Note 4). The calculation of this fair value of $1.23 (CDN$1.40) per share assumed no exercise and was based on the weighted-average closing price of each warrant series for the two days before, day of and two days after the day the Arrangement was announced on September 18, 2006.

A continuity summary of share purchase warrants is presented below:

(in thousands)	2006	2005

Balance, beginning of period	$—	$—

Fair value of DMI share purchase warrants assumed by the Company (Note 4)	11,744	—
Value of share purchase warrants transferred to share capital upon exercise	(11)	—

Balance, end of period	$11,733	$—

16.	STOCK OPTIONS

On November 20, 2006, the Company’s shareholders approved amendments to the Company’s stock-based compensation plan (the “Plan”). The Plan, as amended, provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 20 million common shares. Previously, the Plan reserved for issuance a maximum of 10,700,000 common shares. As at December

31, 2006, an aggregate of 9,258,000 options have been granted (less cancellations) since the Plan’s inception in 1997.

The purpose of the Plan is to attract, retain and motivate directors, officers, key employees and consultants of the Company and to advance the interests of the Company by providing eligible persons with the opportunity to acquire an increased proprietary interest in the Company. Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have a term of three years without vesting provisions, except for grants to new employees which are subject to vesting provisions over a period of approximately one year.

Effective December 1, 2006, the Company assumed the outstanding stock options of DMI as a result of the Arrangement. As of that date, DMI had outstanding fully-vested stock options to purchase 1,411,000 common shares of DMI exercisable at a weighted-average price of CDN$11.15 per share with various expiry dates to October 4, 2016.

A continuity summary of the stock options in terms of common shares of the Company granted under the Plan is presented below:

	2006		2005
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CDN $)	Shares	(CDN $)

Balance outstanding, beginning of period	1,863,000	$2.62	1,940,000	$0.85

Stock options outstanding of Denison Mines Inc. as of the acquisition date, adjusted by 2.88 ratio	4,064,012	3.87	—	—
Granted	2,458,000	10.03	710,000	5.28
Exercised	(1,726,696)	2.20	(787,000)	0.65
Expired	(10,000)	5.27	—	—

Balance outstanding, end of period	6,648,316	$6.23	1,863,000	$2.62

Exercisable, end of period	6,503,315	$6.25	1,863,000	$2.62

A summary of stock options outstanding and exercisable in terms of common shares of the Company at December 31, 2006 is presented below:

		Weighted-
		Average	Average
	Range of Exercise	Exercise Price	Remaining
Number of	Prices per Share	per Share	Contractual Life
Common Shares	(CDN $)	(CDN $)	(Years)

752,200	$4.27 to $ 5.88	$5.18	1.67
2,150,000	$7.53 to $10.78	$10.72	2.91
3,746,116 (1)	$1.88 to $ 6.39	$3.87	8.57

6,648,316		$6.23	5.97

(1)	Balance of DMI stock options assumed by the Company as a result of the Arrangement adjusted by 2.88 ratio
Outstanding options expire between May 2007 and October 2016.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005

Risk-free interest rate	3.90%	2.90%
Expected stock price volatility	50%	87%
Expected life	2 years	2 years
Expected dividend yield	—	—
Weighted-average fair value per share under options granted	$3.02	$1.66

Stock-based compensation has been recognized in the consolidated statement of operations as follows:

(in thousands)	2006	2005

Mineral property exploration	833	232
General and administrative	5,370	948

	6,203	1,180

The fair values of stock options with vesting provisions are amortized on a straight-line basis as stock-based compensation expense over the applicable vesting periods. At December 31, 2006, the Company had an additional $144,000 (September 30, 2005: Nil) in stock-based compensation expense to be recognized periodically to November 2007.

As of December 1, 2006, the fair value of the stock options assumed by the Company to replace those of DMI totaled $25,635,000 (CDN$29,349,000) which has been included in the purchase price calculation for the Arrangement (Note 4). The calculation of this fair value of $6.31 (CDN$7.22) per share was estimated as of December 1, 2006 using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.90%, expected stock price volatility of 50%, expected life of 3.75 to 4.93 years and expected dividend yield of Nil.

17.	CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

(in thousands)	2006	2005

Balance, beginning of period	$1,803	$224

Retrospective effect of change in accounting policy for stock-based compensation	—	774
Fair value of DMI stock options assumed by the Company (Note 4)	25,635	—
Stock-based compensation as a result of stock options granted	6,203	1,180
Value of stock options transferred to share capital upon exercise	(2,889)	(375)

Balance, end of period	$30,752	$1,803

18.	INCOME TAXES

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. A reconciliation of the combined Canadian federal and provincial income tax rate to the Company’s effective rate of income tax is as follows:

		Restated (Note 3)	Restated (Note 3)
(in thousands)	2006	2005	2004

Combined basic tax rate	36%	40%	40%

Income (loss) from operations before taxes	$(16,695)	$(11,060)	$(5,045)

Income tax recovery at combined basic tax rate	(6,010)	(4,425)	(2,018)
Non-temporary differences	1,933	994	90
Flow through shares renounced	4,036	1,434	585
Difference in foreign tax rates	(222)	627	—
Change in valuation allowance	337	(149)	874
Other	229	1,908	469

Tax expense (recovery) per consolidated financial statements	$303	$390	$—

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are presented below:

		Restated (Note 3)	Restated (Note 3)
	December 31,	September 30,	September 30,
(in thousands)	2006	2005	2004

Future income tax assets:
Property, plant and equipment	$2,277	$1,758	$1,224
Intangible assets	81	50	—
Liabilities	9,288	1,088	1,443
Other	8,943	4,952	5,795

	20,589	7,848	8,462

Future income tax liability:
Inventory	(2,579)	—	—
Investments	(1,498)	—	—
Property, plant and equipment	(95,149)	(684)	(1,150)
Intangibles	(3,254)	—	—
Other	(2,812)	(390)	—

Net future tax asset (liability)	(84,703)	6,774	7,312

Valuation allowance	(7,501)	(7,164)	(7,312)

Net future income tax assets (liabilities)	$(92,204)	$(390)	$—

Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and liabilities that a valuation allowance is required.

At December 31, 2006, the Company had the following non-capital loss carry-forwards available for tax purposes:

	Amount
Country	(in thousands)	Expiry

Canada	$4,236	2008-2026
United States	15,263	2018-2026

19.	OTHER INCOME AND EXPENSES

The elements of net other income in the statement of operations is as follows:

(in thousands)	2006	2005	2004

Net interest and other income	$2,614	$699	$533
Gain on foreign exchange	1,915	560	242
Gain (loss) on sale of land and equipment	(24)	100	59
Gain (loss) on sale of short-term investments	—	2,939	(38)
Loss on sale of restricted investments	(270)	(63)	—
Equity in loss of Fortress Minerals Corp.	(4,003)	(1,493)	—
Dilution gain on Fortress Minerals Corp. (note 6)	7,167	2,098	549
Minority interest	—	917	346

Net other income	$7,399	$5,757	$1,691

20.	SEGMENTED INFORMATION
a)	Geographic Information

The following table sets forth revenue by geographic region based upon the location of the mill involved in production activity in the case of uranium, vanadium and alternate feed mill processing revenues and the location of the customer in the case of service and other revenues. Geographic splits for property, plant and equipment and goodwill and other intangibles (collectively “long-lived assets”) are based upon the location of the asset.

(in thousands)	2006	2005	2004

Revenue:
Canada	$7,868	$—	$—
United States	1,496	131	2,424
Rest of world	358	—	—

	$9,722	$131	$2,424

Total long-lived assets:
Canada	$502,596	$936	$354
United States	14,468	6,305	3,392
Mongolia	192	151	2,920

	$517,256	$6,870	$6,666

b)	Major Customers

The Company’s business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements and other services with a relatively small number of customers. During 2006, two customers accounted for approximately 79% of total revenues. During 2005, a process milling customer accounted for approximately 33% of total revenues. During 2004, a vanadium customer accounted for approximately 65% of total revenues.

21.	SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	2006	2005	2004

Changes in non-cash working capital items:
Decrease (increase) in trade and other receivables	$(7,175)	$1,065	$(742)
Decrease in due from Urizon Joint Venture	—	—	451
Decrease (increase) in inventories	(4,414)	(2,134)	572
Decrease (increase) in other current assets	(145)	283	(26)
Increase (decrease) in accounts payable and accrued liabilities	(379)	115	(74)
Increase (decrease) in reclamation obligations	(39)	331	283
Increase in deferred revenue	67	216	1,398
Funding of post-retirement benefits	(16)	—	—

Net change in non-cash working capital items	$(12,101)	(124)	1,862

22.	COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Blue Hill, Maine

The Company is a defendant in an action filed by the State of Maine against Kerramerican, Inc., (“Kerramerican”) a subsidiary of Noranda Inc., Black Hawk Mining Ltd. (“Black Hawk”) and the Company, regarding potential liability for clean-up costs at a zinc mining site in the state of Maine known as Blue Hill. In addition, Black Hawk and Kerramerican have each asserted cross-claims against the Company for contribution. The Company is defending these actions and has counter-claimed against Black Hawk and Kerramerican for indemnity. The activities of Denison Mines Limited (“DML”), a predecessor to the Company, at this site consisted only of limited exploration that did not involve the disposal of any waste and which occurred prior to 1964. Mining activities at the site occurring between 1964 and 1970 were conducted by Black Hawk, a public company in which DML had a financial interest but did not control. Black Hawk entered into a joint venture with Kerramerican in 1970. Kerramerican was the operator of the joint venture, built processing facilities and operated the mine until it was closed in 1977. Kerramerican was responsible for the decommissioning and reclamation of the site, which was completed in 1983. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required.

DML has an indemnity from Kerramerican and Black Hawk in an agreement among the parties dated July 1, 1971. The Company has thoroughly examined this issue and believes it has no liability related to the costs of any clean up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Furthermore, the Company believes that, to the extent that liability is determined, Kerramerican and Black Hawk are liable therefore pursuant to the July 1, 1971 indemnity agreement. Notwithstanding the Company’s belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time. Kerramerican has entered into an agreement with the State of Maine and assumed liability preserving its rights to pursue Black Hawk and Denison for their share of the liability.

General Legal Matters

The Company is involved, from time to time, in various other legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Third Party Indemnities

The Company has agreed to indemnify Calfrac Well Services against any future liabilities it may incur related to the assets or liabilities transferred to the Company on March 8, 2004.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2006, the Company had outstanding bonds and letters of credit of $21,955,000 of which $14,082,000 was collateralized by restricted cash (see note 8).

Others

The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

The Company has committed to payments under various operating leases. The future minimum lease payments are as follows:

(in thousands)

2007	$249
2008	211
2009	164
2010	130
2011	109
2012 and thereafter	430

23.	SUBSEQUENT EVENTS

On January 9, 2007, Denison issued 9,010,700 common shares at a price of CDN$11.75 per share for gross proceeds of CDN$105,875,725.

On January 23, 2007, Denison lodged a bidders statement with the Australian Securities and Investment Commission in connection with Denison’s offer to acquire all of the issued and outstanding shares of OmegaCorp Ltd., a company listed on the Australian Stock Exchange. The cash offer of AUD$1.10 per share was scheduled to close on February 28, 2007 but was extended to March 9, 2007 and subsequently extended to March 21, 2007. Approximately 29% of the common shares of OmegaCorp were tendered by March 13, 2007.

On February 26, 2007, Denison announced that it had applied for a listing of its common shares on the American Stock Exchange. It is expected that the process will be completed by early April, 2007.

On March 6, 2007, Denison closed an agreement to acquire five uranium deposits located in the Arizona Strip district in northeastern Arizona for cash consideration of $5,500,000 plus a 1% royalty.

24.	FINANCIAL INSTRUMENTS
a)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, amounts due from the Urizon Joint Venture, and restricted fixed income securities. The Company deposits cash and cash equivalents with financial institutions it believes to be creditworthy, principally in money market funds, which may at certain times, exceed federally insured levels. The Company’s restricted investments consist of investments in U.S. government bonds, commercial paper and high-grade corporate bonds with maturities extending beyond 90 days. The Company’s accounts receivable are derived from customers primarily located in the United States. The Company performs ongoing credit evaluation of its customers’ financial condition and, in most cases, requires no collateral from its customers. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

b)	Fair Values

The fair values of cash and cash equivalents, trade and other receivables and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

The fair values of the Company’s restricted investments in cash and cash equivalents, U.S. government bonds, commercial paper and corporate bonds approximate carrying values.

25.	JOINT VENTURE INTERESTS

The Company conducts a substantial portion of its production and exploration activities through joint ventures. The joint ventures allocate production and exploration expenses to each joint venture participant and the participant derives revenue directly from the sale of such product. The Company records its proportionate share of assets, liabilities and operating costs of the joint ventures.

A summary of joint venture information is as follows:

(in thousands)	2006	2005

Operating expenses	$5,799	$—
Mineral property exploration	3,144	—
General and administrative	80	66
Net other income	(4)	—

Loss for the period before taxes	9,019	66

Current assets	14,516	21
Property, plant and equipment	386,512	—
Goodwill and other intangibles	103,388	625
Current liabilities	3,133	4
Long-term liabilities	2,226	99

Net investment in joint ventures	$499,057	$543

26.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Material differences between financial statement items under Canadian GAAP and the amounts determined under U.S. GAAP are as follows:
a)	Cash and Equivalents

U.S. GAAP requires that funds raised through the issuance of flow-through shares be shown as restricted cash and not be considered to be a component of cash and cash equivalents. In addition, the restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as a financing activity. At December 31, 2006 no funds raised from the issue of flow-through shares remained (September 30, 2005: $4,128,000).

b)	Long-Term Investments

Under Canadian GAAP, portfolio investments are carried at the lower of cost and estimated fair market value. Under U.S. GAAP, portfolio investments that are classified as available-for-sale securities are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as other comprehensive income, a separate component of shareholders’ equity.

c)	Plant and Equipment

Under Canadian GAAP, the Company’s surplus assets held for resale were depreciated to an amount less than net realizable value. Under U.S. GAAP, assets held for resale are recorded at the lower of cost or net realizable value and are not depreciated.

d)	Mineral Properties

During 2006, the Company adopted the expensing of exploration expenditures on mineral properties not sufficiently advanced to identify their development potential and adopted this change in accounting policy on a retrospective basis with restatement of the comparative periods presented. Previously, the Company had been capitalizing such exploration expenditures as incurred which is permitted under Canadian GAAP. Under U.S. GAAP, all exploration costs incurred before a commercially mineable deposit is established must be expensed as incurred.

e)	Joint Ventures

Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.

f)	Goodwill

Under Canadian GAAP, the Company’s formation in 1997 through an amalgamation of IUC with Thornbury Capital Corporation (“Thornbury”) has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP, the transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been subsequently written off. As a result, the deficit and share capital of the Company are both reduced under U.S. GAAP.

g)	Liabilities

Under U.S. GAAP, the sale of flow-through shares results in a liability being recognized for the excess of the purchase price paid by the investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the expenditures is renounced, the liability is reversed and a future income tax liability is recorded for the amount of the benefits renounced to third parties, resulting in an income tax expense.

h)	Dilution Gains

Under Canadian GAAP, gains on dilution of interests in a subsidiary or equity interest are recognized in income in the period in which they occur. Under U.S. GAAP, the gain on dilution is not recognized if it results from the sale of securities by a company in the exploration stage and instead is accounted for as a capital transaction.

i)	Stock-Based Compensation

Under Canadian GAAP, the Company retrospectively adopted, without restatement, amended standards requiring a fair value-based method of accounting for stock options granted to employees, including directors, and non-employees effective October 1, 2004. Under U.S. GAAP, the Company may continue to measure stock options granted to employees using the intrinsic value-based method whereby stock-based compensation is measured as the excess of the market price on the grant date over the exercise price. In order to remain consistent with the adoption under Canadian GAAP, the Company has elected under U.S. GAAP to retrospectively adopt the fair value-based method of accounting for stock options granted to employees effective October 1, 2004. Under U.S. GAAP, such retrospective adoption requires restatement of prior periods.

j)	Foreign Currency Translation

Under Canadian GAAP, unrealized translation gains and losses as a result of translating self-sustaining operations under the current rate method are accumulated in a cumulative translation adjustment account as a separate component of shareholders’ equity. Under U.S. GAAP, these unrealized translation gains and losses are shown as an adjustment to other comprehensive income.

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would be as follows:

	December 31, 2006
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Long-term investments	$16,600	(b	)	$25,008	$41,608

Property, plant and equipment	403,571	(c	)	301	403,872

Future income tax liability	92,204	(b	)	1,838	94,042

Share capital	548,069	(f	)	(616)	547,453

Additional paid-in capital	—	(h	)	9,814	9,814

Deficit	(62,078)	(b	)	2,162
		(c	)	301
		(f	)	616
		(h	)	(9,814)	(68,813)

Cumulative translation adjustment	(8,498)	(j	)	8,498	—

Accumulated other comprehensive income	—	(b	)	25,008
		(b	)	(4,000)
		(j	)	(8,498)	12,510

	December 31, 2005 (restated)
	Canadian				U.S.
	GAAP			Adjustments	GAAP

Cash and equivalents	$6,111	(a	)	$(4,128)	$1,983

Restricted cash	—	(a	)	4,128	4,128

Long-term investments	3,814	(b	)	7,274	11,088

Property, plant & equipment	6,747	(c	)	301	7,048

Share capital	58,165	(f	)	(616)	57,549

Additional paid-in capital	—	(h	)	2,647	2,647

Deficit	(45,080)	(c	)	301
		(f	)	616
		(h	)	(2,647)	(46,810)

Accumulated other comprehensive income	—	(b	)	7,274	7,274

The consolidated statements of operations, adjusted to comply with U.S. GAAP, would be as follows:

			2006	2005	2004

Net loss for the period, Canadian GAAP			$(16,998)	$(11,450)	$(5,045)
Depreciation of assets held for resale	(c	)	—	(31)	(100)
Adjust dilution gain from equity interests	(h	)	(7,167)	(2,098)	(549)
Retrospective adoption relating to stock-based compensation	(i	)	—	—	(738)

Net loss for the period, U.S. GAAP			(24,165)	(13,579)	(6,432)
Unrealized gain on available-for-sale securities	(b	)	17,735	2,370	3,974
Cumulative translation adjustment	(j	)	(8,498)	—	—

Comprehensive loss, U.S. GAAP			$(14,928)	$(11,209)	$(2,458)

Basic and diluted net loss per share, U.S. GAAP			$(0.26)	$(0.17)	$(0.08)

The consolidated statements of cash flows, adjusted to comply with U.S. GAAP, would be as follows:

			2006	2005	2004

Net cash provided by (used in) financing activities:
Under Canadian GAAP			$44,311	$5,977	$14,150
Restricted cash from flow-through financings	(a	)	—	(4,128)	(3,840)

Under U.S. GAAP			$44,311	$1,849	$10,310

Impact of New Accounting Pronouncements

a)	FASB Statement No. 154: Accounting Changes and Error Corrections (“SFAS 154”) effective for 2006 addresses the accounting for and reporting of voluntary changes in accounting principles and the reporting of error corrections by the restatement of previously issued financial statements. SFAS 154 requires retrospective application of prior period financial statements for changes in accounting principles unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to SFAS 154, accounting changes were generally applied effective at the beginning of the year of change with any prior years’ cumulative effects recorded as a charge against or credit to earnings in the year of change.

b)	EITF 04-6: Accounting for Stripping Costs Incurred during Production in the Mining Industry (“EITF 04-6”) effective for reporting periods beginning after December 15, 2006 which concludes that stripping costs incurred during the production phase be recorded as a component of the cost of inventory produced. The Company has yet to complete its evaluation of the impact of this pronouncement.

c)	FASB Statement No. 157: Fair Value Measurements (“SFAS 157”) effective for 2008 establishes a framework for measurement of fair value under generally accepted accounting principles and expands the disclosure requirements covering fair value measurement. The Company has yet to complete its evaluation of the impact of this pronouncement.

d)	FASB Interpretation No. 48: Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN 48”) effective for 2007 prescribes a recognition threshold and measurement attribute including criteria for the subsequent recognition, derecognition and measurement of uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to uncertainty in income tax assets and liabilities. The Company has yet to complete its evaluation of the impact of this interpretation.